EXHIBIT 3

                           TEXT OF AMENDMENT TO BYLAWS


            ARTICLE VII - Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of capital stock of the Company shall be in such form as shall be determined by the board of directors and approved by the Office. Such certificates shall be signed by the chief executive officer or by any other officer of the Company authorized by the board of directors, attested by the secretary or an assistant secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Company itself or one of its employees. Each certificate for shares of capital stock shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares has been surrendered and cancelled, except that in the case of a lost or destroyed certificate, a new certificate may be issued upon such terms and indemnity to the Company as the board of directors may prescribe. The Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company.